1. Name and Address of Reporting Person
   Ward, Scott R.
   Medtronic, Inc.
   710 Medtronic Pkwy
   Minneapolis, MN 55432-
2. Date of Event Requiring Statement (Month/Day/Year)
   04/27/2002
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   Medtronic, Inc. (MDT)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Sr. Vice President & President, Neuro & Diabetes
6. If Amendment, Date of Original (Month/Day/Year)
   05/06/2002
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common Stock                                21679.855              D
Common Stock                                4274.386               I                By ESOP
Common Stock                                6310                   I                By Wife
Common Stock                                1595.42                I                By 401(k)

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Stock Options (Right to  11/30/1996 11/30/2005 Common Stock            4436      $13.5313   D
buy)                     <F1>
Stock Options (Right to  11/20/1997 11/20/2006 Common Stock            5852      $17.0938   D
buy)                     <F1>
Stock Options (Right to  10/29/1998 10/29/2007 Common Stock            6958      $21.5625   D
buy)                     <F1>
Stock Options (Right to  10/28/1999 10/28/2008 Common Stock            7836      $31.9063   D
buy)                     <F1>
Stock Options (Right to  10/27/2000 10/27/2009 Common Stock            30189     $33.125    D
buy)                     <F1>
Stock Options (Right to  04/28/2007 04/28/2009 Common Stock            2214      $37.5938   D
buy)
Stock Options (Right to  10/25/2002 10/25/2011 Common Stock            32184     $43.5      D
buy)                     <F1>
Stock Options (Right to  04/26/2002 04/26/2012 Common Stock            8793      $43.81     D
buy)
Stock Options (Right to  04/26/2002 04/26/2012 Common Stock            2740      $43.81     D
buy)
Stock Options (Right to  10/26/2001 10/26/2010 Common Stock            22277     $51.625    D
buy)                     <F1>
Right to Receive Stock                         Common Stock            427.21    $0         D
                         <F2>       <F2>

Explanation of Responses:

<F1>
These options become exercisable at the rate of 25% of the shares granted per year beginning on the first anniversary of grant.
<F2>
Rights acquired under the Medtronic, Inc. Executive Non-qualified Supplemental Benefit Plan to be settled in Medtronic common stock as a 1-for-1 conversion upon the employee's retirement or other termination of employment.

SIGNATURE OF REPORTING PERSON
/s/ Scott R. Ward

DATE
08/14/2002